BIOJECT, INC. 7180 S.W. Sandburg St., Suite 100 Tigard, OR 97223 TELEPHONE: (503) 692-8001 FAX: (503) 692-6698 WWW.BIOJECT.COM

June 1, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporate and Finance

100 F Street NE

Washington, DC 20549-7010

Re:	Bioject Medical Technologies Inc. (the “Company”)

Request to Withdraw Registration Statement on Form S-1 (RW)

SEC File Number 333-177185

Dear Sirs:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, (the “Securities Act”), the Company hereby requests immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-177185), which was filed with the Securities and Exchange Commission (the “Commission”) on October 5, 2011, along with any exhibits (the “Registration Statement”).

The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Company is withdrawing the Registration Statement as current management is reevaluating the Company’s financing options. The Company confirms that no securities have been, or will be, distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

We respectfully request that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

If you have any questions or comments relating to this matter, please contact Steven H. Hull at (503) 224-3380, counsel for the Company.

Yours truly,

/s/Christine M. Farrell
Christine M. Farrell Vice President of Finance